Filed by Natura Holding S.A.

 Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

 Avon Products, Inc.

 (Commission File No.: 1-4881)

The following notice was filed by Natura Cosméticos S.A. with the Comissão de Valores Mobiliários on May 27, 2019:

NATURA COSMÉTICOS S.A.
CNPJ/MF nº 71.673.990/0001-77 Publicly-Held Company NIRE 35.300.143.183

NOTICE TO THE MARKET

Natura Cosméticos S.A. (“Company”) hereby presents clarifications with respect to the conditions for the exercise of the withdrawal rights of Natura’s shareholders, described in item VII of the Material Fact disclosed on May 22, 2019 (“Material Fact”).

The Company hereby clarifies that the withdrawal rights of the dissenting shareholders from the EGM for the Natura Shareholder Approval shall be exercisable by shareholders of the Company with respect to shares of the Company held by such shareholder, uninterruptedly, from (including) May 22, 2019 (date of release of the Material Fact) until the date of the actual exercise of the withdrawal right (including).

It is worth mentioning that the shareholders shall have the right to exercise the withdrawal right upon express manifestation of their intention within thirty (30) days from (including) the date of disclosure of the minutes of the EGM for the Natura Shareholder Approval (as defined in the Material Fact) and as long as the relevant shareholder (i) does not vote in favor to the Transaction, (ii) abstains from voting with respect to the Transaction or (iii) does not attend the EGM for the Natura Shareholder Approval.

As mentioned on the Material Fact, considering that the effectiveness of the resolutions to be taken at EGM for the Natura Shareholder Approval will be subject to the Avon Shareholder Approval, the effectiveness of the exercise of the withdrawal rights will also be subject to the Avon Shareholder Approval.

The Company will keep its shareholders and the market in general up to date with respect to any material facts.

São Paulo, May 27, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.